VS Holdings, Inc.

2101 91st Street

North Bergen, New Jersey 07047

Telephone: (201) 868-5959

February 6, 2009

Via Edgarlink

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: John Fieldsend

Re:	VS Holdings, Inc.
S-1 Registration Statement: (File No. 333-143181)

Dear Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), VS Holdings, Inc. (the “Company”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the Company’s Registration Statement (File No. 333-143181) on Form S-1 filed with the Commission on May 23, 2007 (the “Registration Statement”), together with all exhibits thereto, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Registration Statement was filed in connection with a proposed initial public offering of the Company’s common stock, par value $0.001 per share (the “Common Stock”). The Company has determined not to move forward with its proposed initial public offering at this time due to unfavorable market conditions. Because the Company does not intend to proceed with the proposed offering at this time, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act. Since the Registration Statement was not declared effective by the Commission, no sales of the Company’s Common Stock were made pursuant to the Registration Statement.

If you have any questions, please contact Christian O. Nagler of Kirkland & Ellis LLP at 212-446-4660.

Sincerely,

VS Holdings, Inc.

By: /s/ Thomas A. Tolworthy

Name: Thomas A. Tolworthy

Title:   Chief Executive Officer